FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Material Fact dated May 29, 2015

MATERIAL FACT

Further to the Material Fact notifications regarding an agreement among certain shareholders, Banco Santander hereby announces that it has been formally notified that within the hereditary process following the death of Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, a total of 602,532 Banco Santander shares corresponding to his estate not yet vested have exited from the aforementioned shareholders’ agreement.

Likewise, the information reported in due course detailing the shares contained in the syndication is as stated below:

Shares included in the syndication

The syndication involves a total of 73,315,588 shares of the Bank (0.5121% of its share capital) as per the following breakdown:

Ms. Ana Patricia Botín-Sanz de Sautuola O’Shea (1)	8,214,340
Ms. Paloma Botín-Sanz de Sautuola O’Shea (2)	7,835,293
Mr. Emilio Botín-Sanz de Sautuola O’Shea (3)	16,873,709
Ms. Carmen Botín-Sanz de Sautuola O’Shea	8,636,449
D. Francisco Javier Botín-Sanz de Sautuola O’Shea (4)	16,289,349
LATIMER INVERSIONES, S.L. (5)	553,508
CRONJE, S.L.U.	9,337,661
NUEVA AZIL, S.L.U.	5,575,279
TOTAL	73,315,588

(1)	Indirectly, 7,996,625 BS shares through Bafimar, S.L.
(2)	Indirectly, 6,628,291 BS shares through Bright Sky 2012, S.L.U.
(3)	Indirectly, 7,800,332 BS shares through Puente San Miguel, S.L.U.
(4)	Indirectly, 4.652.747 BS shares through Inversiones Zulú, S.L.U.and 6,794,391 shares through Agropecuaria El Castaño, S.L.U.
(5)	The bare ownership of 553,508 shares corresponds to the Marcelo Botín Foundation, but the voting rights are assigned to Latimer Inversiones, S.L. as beneficial owner.

In all other aspects, the aforementioned syndication agreement remains unaltered.

Boadilla del Monte (Madrid), 29 May 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: May 29, 2015	By:	/s/ José García Cantera
	Name:	José García Cantera
	Title:	Chief Financial Officer